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February 13, 2023

BY EDGAR

Mr. Michael Killoy
Ms. Christina Chalk
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AgroFresh Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 21, 2022
File No. 001-36316

Schedule 13E-3
Filed December 21, 2022 by AgroFresh Solutions, Inc. et al.
File No. 005-88021

Dear Mr. Killroy and Ms. Chalk:

This letter (this “Response Letter”) is submitted on behalf of AgroFresh Solutions, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 17, 2023 (the “Comment Letter”) with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company is concurrently submitting Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E‑3”) and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which include changes in response to certain of the Staff’s comments. We have enclosed with this letter marked copies of the Amended Schedule 13E-3 and the Amended Proxy Statement, which reflect such changes.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Schedule 13E-3 or the Proxy Statement, as applicable, and page references in the responses below refer to the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Proxy Statement.

U.S. Securities and Exchange Commission
February 13, 2023

Schedule 13E-3 Filed December 21, 2022

Background of the Merger, page 19

1.
Explain why you have not identified “Financial Advisor A” by name here, or revise to do so. In addition, explain why the analysis conducted by such financial advisor is not a “report, opinion or appraisal” within the meaning of Item 1015 of Regulation M-A which must be described in the proxy statement and filed as an exhibit to the Schedule 13E-3 (if written). See also, Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A regarding alternatives to the going private transaction considered by any filing party.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not identified Financial Advisor A by name because Financial Advisor A was engaged to serve as financial advisor to the Special Committee in connection with the evaluation of a potential Series B Recapitalization, and Financial Advisor A did not provide any analysis or advice with respect to the Merger or any potential Rule 13e-3 transaction. Financial Advisor A was engaged by the Special Committee prior to the contemplation by the Company or the Special Committee of any Rule 13e-3 transaction and prior to the time when the Special Committee had the authority from the Board to evaluate a Rule 13e-3 transaction. As described under the heading “The Merger—Background of the Merger” on page 25 of the Amended Proxy Statement, on July 5, 2022, after it became clear that PSP was interested in engaging in a Go Private Transaction rather than a Series B Recapitalization Transaction on terms proposed by the Special Committee, the Board took action to expand the mandate of the Special Committee to consider whether to explore a Go Private Transaction and alternatives thereto. On July 11, 2022, at the first meeting of the Special Committee following the expansion of its mandate, the Special Committee discussed the engagement of a financial advisor to advise the Special Committee with respect to a Go Private Transaction and affirmatively determined not to interview representatives of Financial Advisor A.

Furthermore, Financial Advisor A did not provide any report, opinion or appraisal that is materially related to the Merger, including any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to the Company’s stockholders or the fairness of the transaction to the Company or the PSP Entities or to the unaffiliated stockholders of the Company. Additionally, the Company respectfully advises the Staff that the Special Committee, the Board and Perella Weinberg did not, in their respective evaluations of the Merger, the Merger Consideration and the transactions contemplated by the Merger Agreement, take into any consideration any analysis conducted by Financial Advisor A in the limited capacity for which it was engaged.

The Company acknowledges the Staff’s comment regarding alternatives to the going private transaction considered by any filing party and respectfully advises the Staff that it has considered the disclosure obligation under Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A and believes that it has satisfied such obligations with its disclosure in pages 20 to 23 of the Amended Proxy Statement, which includes a discussion of the unsuccessful Refinancing Process and the Special Committee’s unsuccessful attempts to negotiate a potential Series B Recapitalization.

U.S. Securities and Exchange Commission
February 13, 2023

Reasons for the Merger; Recommendation of the Special Committee, page 38

2.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction to Item 1014 or explain why such factors were not deemed material or relevant to the Special Committee’s fairness determination. Please also make similar changes to the section addressing the PSP Entities’ position on the fairness of the merger.

Response to Comment No. 2

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47, 48 and 50 of the Amended Proxy Statement.

3.
We note that the Special Committee lists as a factor the fairness opinion provided by Perella Weinberg. When a filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). Accordingly, please revise to state, if true, that the Special Committee has adopted Perella Weinberg’s analysis as its own. Alternatively, describe its own analysis of the factors reviewed by Perella Weinberg as described in the summary of its report. Also, please revise as appropriate the Company’s position as to the fairness of the merger to unaffiliated stockholders.

Response to Comment No. 3

The Company respectfully acknowledges the Staff’s comment and confirms that, while the analyses and conclusions underlying Perella Weinberg’s opinion were among the factors considered by the Special Committee, the Special Committee did not base its fairness determination solely on such analyses.

The Company respectfully advises the Staff that the disclosure on pages 39 through 48 of the Amended Proxy Statement under the headings “Reasons for the Merger; Recommendation of the Special Committee” and “Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders” reflects all of the material factors upon which the Special Committee’s and the Board’s fairness determination was based, including, to the extent applicable, those set forth under paragraphs (c), (d) and (e) of, and Instruction 2 to, Item 1014 of Regulation M-A. Additionally, the Company respectfully notes that the disclosure on pages 42 and 58 of the Amended Proxy Statement makes clear that Perella Weinberg’s fairness opinion was only one of many factors taken into consideration by the Special Committee in its evaluation of the Merger and the other transactions contemplated by the Merger Agreement.

The Company acknowledges the Staff’s citation to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), and respectfully advises the Staff that in light of the discussion in the Amended Proxy Statement of the material factors considered by the Special Committee, the Company does not believe that the Special Committee is required to expressly adopt Perella Weinberg’s analysis of the factors in order to satisfy the requirements of Item 8 of Schedule 13E-3. Question 20 relates to the discussion of material factors considered by the issuer, which, as noted above, the Company has provided under the headings “Reasons for the Merger; Recommendation of the Special Committee” and “Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”. The disclosure in the Amended Proxy fully analyzes the factors considered by the Special Committee and the Board, and the Company does not believe it is required to adopt the analyses underlying Perella Weinberg’s opinion in order to satisfy its obligations under Item 8 of Schedule 13E-3.

U.S. Securities and Exchange Commission
February 13, 2023

Position of the PSP Entities as to the Fairness of the Merger, page 46

4.
We note the disclosure here that “[t]he PSP Entities have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Merger to the Unaffiliated Stockholders.” We note disclosure elsewhere in the proxy statement that the PSP Entities did engage Evercore Group LLC as its financial advisor in connection with this going private transaction and that Evercore was extensively involved during the negotiation of the terms of the merger. Item 9 of Schedule 13E-3 and Item 1015 of Reg. M-A require each filing person to state whether or not it has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. Such report (which may be oral or written) is not limited in subject matter to an assessment of the fairness of the transaction to shareholders or the parties to the going private transaction. Please revise to include the information required by Item 1015 as to Evercore, or provide an analysis as to why such information is not encompassed within the scope of Item 1015. The latter analysis should describe what Evercore did in connection with the merger, and what it provided to the PSP Entities (whether oral or written).

Response to Comment No. 4

The Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on pages 60 to 66 of the Amended Proxy Statement and have filed the discussion material referenced therein as Exhibit (c)(9) to the Amended Schedule 13E-3. We have also revised the disclosure under Item 9 of the Amended Schedule 13E-3 to include a cross-reference to Exhibit (c)(9) to the Amended Schedule 13E-3.

Unaudited Prospective Financial Information of the Company, page 64

5.
Disclosure in this section references that the “projections were based on numerous variables, assumptions and estimates.” Please revise to summarize these variables, assumptions, and estimates and quantify where practicable.

Response to Comment No. 5

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 74 of the Amended Proxy Statement. The Company respectfully advises the Staff that in view of the variety of variables, assumptions, and estimates relied upon by the Company’s management when preparing the Projections, it is not practicable to quantify or to give relative weights to the various variables, assumptions and estimates.

U.S. Securities and Exchange Commission
February 13, 2023

Cautionary Statement Concerning Forward-Looking Information, page 111

6.
The safe-harbor for forward looking statements in Section 27A of the Securities Act and Section 21E of the Exchange Act does not apply to going private transactions. Therefore, please delete or revise the reference to the Private Securities Litigation Reform Act safe-harbor provisions, or revise to clarify that the safe harbor does not apply to statements made in the proxy statement or Schedule 13E-3.

Response to Comment No. 6

The Company respectfully acknowledges the Staff’s comment regarding the inapplicability of the reference to the safe-harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act and has deleted this reference on page 121 of the Amended Proxy.

General

7.
In your response letter, please explain why you have omitted Kevin Schwartz as an individual filer on the Schedule 13E-3, given his control over all of the PSP Entities. Alternatively, revise to include him and to provide all of the disclosure required by Schedule 13E-3 in a revised proxy statement.

Response to Comment No. 7

The Company respectfully acknowledges the Staff’s comment regarding adding Mr. Schwartz as an individual filer on the Schedule 13E-3 and have accordingly (1) added Mr. Schwartz as a filer on the Amended Schedule 13E-3 and (2) revised the disclosure on page 140 of the Amended Proxy Statement.

*  *  *  *

U.S. Securities and Exchange Commission
February 13, 2023

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at JHensley@mofo.com or (737) 309-0661.

Sincerely,

/s/ R. John Hensley
R. John Hensley

Cc:
Clinton A. Lewis, Jr., Chief Executive Officer
Graham Miao, Executive Vice President and Chief Financial Officer
Thomas Ermi, Executive Vice President and General Counsel
AgroFresh Solutions, Inc.
Mitchell S. Presser
Omar E. Pringle
Morrison & Foerster LLP
Eric Klinger-Wilensky
Morris, Nichols, Arsht & Tunnell LLP
Kevin Schwartz
Alexander Corbacho
Paine Schwartz Partners, LLC
Corey D. Fox, P.C.
Peter Stach
Kirkland & Ellis LLP